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                            November 29, 2021

       Eli Casdin
       Chief Executive Officer and Director
       CM Life Sciences III Inc.
       c/o Corvex Management LP
       667 Madison Avenue
       New York, New York 10065

                                                        Re: CM Life Sciences
III Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed November 23,
2021
                                                            File No. 333-259054

       Dear Mr. Casdin:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-4

       CM LIFE SCIENCES III INC.
       Unaudited Condensed Consolidated Financial Statements as of September 30, 2021
       Notes to Unaudited Condensed Consolidated Financial Statements
       Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
       Class A Common Stock Subject to Possible Redemption, page F-16

   1. Please disclose your accounting policy election for changes to the redemption value of your Class A Common
Stock here and in the critical accounting policies and estimates section of your MD&A on
page 252. Refer to ASC 480-10-S99-3A-15.
 Eli Casdin
FirstName  LastNameEli
CM Life Sciences  III Inc.Casdin
Comapany 29,
November   NameCM
               2021 Life Sciences III Inc.
November
Page 2     29, 2021 Page 2
FirstName LastName
       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-6001 or Chris Edwards at 202-551-6761 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Joel Rubinstein, Esq.